

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 25, 2007

Mr. John R. Van Kirk
Managing Director
North European Oil Royalty Trust
PO Box 456
43 West Front Street, Suite 19A
Red Bank, New Jersey 07701

> Re: **North European Oil Royalty Trust**
>   **Form 10-K for Fiscal Year Ended October 31, 2006**
>   **Filed December 29, 2006**
>   **File No. 1-8245**

Dear Mr. Van Kirk:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief